EXHIBIT 12

K2 Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Thousands, except ratios)
Earnings (loss) from continuing operations:
Earnings (loss) from continuing operations before taxes	$58,613	$(206,512)	$59,817	$17,575	$18,570
Adjustments:
Fixed charges from continuing operations	36,269	35,458	24,804	11,516	9,928

	$94,882	$(171,054)	$84,621	$29,091	$28,498

Fixed charges from continuing operations:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$30,578	$30,352	$21,449	$9,950	$8,966
Interest included in rent	5,691	5,106	3,355	1,566	962

Total fixed charges from continuing operations	$36,269	$35,458	$24,804	$11,516	$9,928

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	2.6x	$(206,512)	3.4x	2.5x	2.9x

(1)	K2 computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations), by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. For 2005, earnings were inadequate to cover fixed charges. 2005 loss included a non-cash intangible impairment charge of $253.2 million.